AB

Vf 3-21-02

02019558

NITED STATES
D EXCHANGE COMMISSION
ington, D.C. 20549

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RECEIVED MAR 1 1 2002 354 SPECIAL PROCESSING WASH, D.C. SECTION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 40672

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

USGM Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

51 East Market Street
(No. and Street)

Corning (City) NY (State) 14830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John G. Ullman (607)936-3785
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hoffman, Jr., Edward K.
(Name — *if individual, state last, first, middle name*)

114 Baldwin Street (Address) Elmira (City) NY (State) 14901

PROCESSED
APR 0 4 2002
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, John G. Ullman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of USGM Securities, Inc., as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Title

Notary Public

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

USGM SECURITIES, INC.

FINANCIAL STATEMENTS
and
ADDITIONAL FINANCIAL STATEMENTS

December 31, 2001, and 2000

EDWARD K. HOFFMAN, JR.
CERTIFIED PUBLIC ACCOUNTANT
114 BALDWIN STREET
P.O BOX 404 • ELMIRA, NEW YORK 14902

607-734-7504
FAX 607-732-2836

INDEPENDENT AUDITOR'S REPORT

February 7, 2002

To the Board of Directors of
USGM Securities, Inc.:

I have audited the accompanying balance sheets of USGM Securities, Inc. as of December 31, 2001, and 2000, and the related statements of income and comprehensive income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of USGM Securities, Inc. as of December 31, 2001, and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Edward K. Hoffman, Jr.
Certified Public Accountant

EKH/sjb

USGM SECURITIES, INC.

Balance Sheets

	December 31 2001	December 31 2000
Assets		
Cash and equivalents (Note A)	$ 225,113	$ 48,394
Accounts receivable (Net of allowance for doubtful accounts of $0 in 2001 and 2000)	35,389	106,843
Marketable securities (Notes A & B)	1,526,766	1,695,594
Prepaid corporate taxes	42,099	0
Total Assets	**$ 1,829,367**	**$ 1,850,831**
Liabilities and Stockholders' Equity		
Liabilities:		
Accounts payable	$ 13,992	$ 47,059
Accrued corporate taxes	0	50,287
Total Liabilities	**13,992**	**97,346**
Stockholders' Equity:		
Common stock - par value $1.00; issued and outstanding 13,464 shares	13,464	13,464
Paid in capital	121,488	121,488
Retained earnings	1,489,706	1,302,389
Accumulated other comprehensive income Unrealized appreciation on investments	190,717	316,144
Total Stockholders' Equity	**1,815,375**	**1,753,485**
Total Liabilities and Stockholders' Equity	**$ 1,829,367**	**$ 1,850,831**

The accompanying notes are an integral part of these financial statements.

USGM SECURITIES, INC.

Statements of Income and Comprehensive Income

	Year Ended December 31	
	2001	**2000**
Income		
Commissions	$ 242,996	$ 686,864
Interest and dividends	82,013	72,142
Realized gain/(loss) on sale of securities	70,591	(4,877)
Total Income	**395,600**	**754,129**
Expenses		
Commissions	86,532	267,015
Professional/registration and office	26,750	17,840
Total Expenses	**113,282**	**284,855**
Net income before taxes	282,318	469,274
Provision for federal and NYS income taxes	(95,001)	(181,858)
Net income	187,317	287,416
Other Comprehensive Income		
Unrealized appreciation/(depreciation) on investments	(125,427)	102,521
Comprehensive Income	**$ 61,890**	**$ 389,937**

The accompanying notes are an integral part of these financial statements.

USGM SECURITIES, INC.

Statement of Changes in Stockholders' Equity

For the Two Year Period Ended December 31, 2001

	Common Stock	Paid In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Equity
Balance - December 31, 1999	$ 13,464	$ 121,488	$ 1,014,973	$ 213,623	$ 1,363,548
Net income			287,416		287,416
Other Comprehensive Income:					
Unrealized appreciation on investments				102,521	102,521
Total Comprehensive Income					**389,937**
Balance - December 31, 2000	**13,464**	**121,488**	**1,302,389**	**316,144**	**1,753,485**
Net income			187,317		187,317
Other Comprehensive Income:					
Unrealized (depreciation) on investments				(125,427)	(125,427)
Total Comprehensive Income					**61,890**
Balance - December 31, 2001	**$ 13,464**	**$ 121,488**	**$ 1,489,706**	**$ 190,717**	**$ 1,815,375**

The accompanying notes are an integral part of these financial statements.

USGM SECURITIES, INC.

Statements of Cash Flows

	Year Ended December 31 2001	Year Ended December 31 2000
Cash Flows from Operating Activities		
Net Income	$ 187,317	$ 287,416
Adjustments to reconcile net income to cash provided by operating activities -		
Accounts receivable	71,454	(60,320)
Prepaid corporate taxes	(42,099)	0
Accounts payable	(33,067)	29,301
Accrued corporation taxes	(50,287)	(23,036)
Net Cash Provided By Operating Activities	**133,318**	**233,361**
Cash Flows from Investing Activities		
(Purchases) of marketable securities	(730,108)	(512,999)
Sales of marketable securities	773,509	269,202
Net Cash Provided By/(Used For) Investing Activities	**43,401**	**(243,797)**
Net increase/(decrease) in cash	176,719	(10,436)
Cash and equivalents - beginning of year	48,394	58,830
Cash and Equivalents - End of Year	**$ 225,113**	**$ 48,394**
SUPPLEMENTAL INFORMATION		
Payments for corporate taxes	**$ 187,387**	**$ 204,894**

The accompanying notes are an integral part of these financial statements.

USGM SECURITIES, INC.
Notes to Financial Statements
December 31, 2001

Note A- Summary of Significant Accounting Policies

Nature of Operations

USGM Securities, Inc. ("The Company") provides brokerage services to clients across the country, primarily in affiliation with John G. Ullman & Associates, Inc. a registered investment manager. John G. Ullman & Associates, Inc. is the majority shareholder (76%) of the company.

Basis of Accounting

The Company employs the accrual basis of accounting, reporting income as earned and expenses as incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles includes the use of estimates that affect the financial statements. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with maturities less than three months when purchased to be cash equivalents. These include all cash and money market instruments.

Concentration of Credit Risk

At December 31, 2001, there was no concentration of credit risk of cash and cash equivalents in financial institutions.

Marketable Securities

Marketable securities are stated at current market value as reported on a national securities exchange at the close of business on the last day of the year. The net unrealized gains on securities is the net difference at the end of the year between the aggregate cost of marketable securities and their aggregate market value at the date, as compared to that difference at the beginning of the year. (See Note B)

Income Taxes

Provision for corporate taxes presented in these financial statements is the same as that reported for tax purposes. Deferred taxes are immaterial for presentation.

USGM SECURITIES, INC.
Notes to Financial Statements
December 31, 2001
Continued

Note B – Marketable Securities

Investments are presented in the financial statements at fair market value and are summarized below:

	December 31, 2001		December 31, 2000	
	Original Cost	Fair Market Value	Original Cost	Fair Market Value
Bonds- Corporate	$ 1,119,101	$ 1,146,585	$ 1,092,693	$ 1,095,082
Stocks	201,948	341,985	266,100	580,436
U.S. Treasury	15,000	38,196	15,000	15,000
Bonds - Municipal	0	0	5,657	5,076
	$ 1,336,049	$ 1,526,766	$ 1,379,450	$ 1,695,594

The estimated fair market value of these investments, are based upon quoted market prices for these investments.

Investment Return is summarized as follows:

	2001	2000
Interest and dividends	$ 82,013	$ 72,142
Realized gains/(losses)	70,591	(4,877)
Unrealized gains	(125,427)	102,521
	$ 27,177	$ 169,786

EDWARD K. HOFFMAN, JR.
CERTIFIED PUBLIC ACCOUNTANT
114 BALDWIN STREET
P.O BOX 404 • ELMIRA, NEW YORK 14902
607-734-7504
FAX 607-732-2836

February 7, 2002

INDEPENDENT AUDITOR'S REPORT ON ADDITIONAL FINANCIAL INFORMATION

To the Board of Directors of
USGM Securities, Inc.:

My report on my audit of the basic financial statements of USGM Securities, Inc. for 2001 appears on page one. I conducted my audit in accordance with auditing standards generally accepted in the United States of America for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital and the reconciliation of computation of net capital are presented for purposes of additional analysis and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Edward K. Hoffman, Jr.
Certified Public Accountant

EKH/sjb

USGM SECURITIES, INC.

Computation of Net Capital

	December 31 2001	December 31 2000
Total stockholders' equity	$ 1,815,375	$ 1,753,485
Less: Nonallowable assets	(1,455,627)	0
Haircuts on Securities:		
Debt securities	(2,388)	(36,117)
Other securities	(27,241)	(88,836)
Undue concentration	(507)	0
	(1,485,763)	**(124,953)**
Net Capital	**$ 329,612**	**$ 1,628,532**

USGM SECURITIES, INC.
Reconciliation of Computation of Net Capital

	December 31 2001	December 31 2000
Net capital (per Form x-17A-5)	$ 329,480	$ 1,613,295
Audit adjustments:		
Interest accrual	132	0
Corporation tax accrual	0	15,237
Net Capital Per Audit	**$ 329,612**	**$ 1,628,532**

USGM SECURITIES, INC.

AUDITOR'S CONCLUSIONS ON INTERNAL ACCOUNTING

I have examined the financial statements contained heretofore for the year then ended December 31, 2001, of USGM Securities, Inc. My opinion on these statements is on Page #1. As a part of my examination, I reviewed and tested the Company's system of internal accounting control to the extent I considered necessary under auditing standards generally accepted in the United States of America and to evaluate the system as required by Rule 17A-5 of the Securities and Exchange Commission. The purpose thereon is to determine procedures that are necessary for expressing an opinion on the financial statements.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use of disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgments, carelessness, or other personal factors. Control procedures, whose effectiveness depends upon segregation of duties, can be circumvented intentionally by management with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements, further projection of any evaluation may become inadequate because of changes in conditions and that the degrees of compliance with the procedures may deteriorate.

I noted no significant internal control weaknesses which might have a material impact on the financial statements.